

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2011

Via E-mail
Nikolay Koval
Chief Executive Officer
Finishing Touches Home Goods Inc.
3420 E. Shea Boulevard, Suite 200
Phoenix, AZ 85028

>   **Re: Finishing Touches Home Goods Inc.**
>   **Registration Statement on Form S-1**
>   **Filed February 25, 2011**
>   **File No. 333-172440**

Dear Mr. Koval:

We have reviewed your above registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee

1.   Please be advised that the OTC Bulletin Board is no longer maintained by FINRA. Please revise your disclosure accordingly.

Cover Page

2.   You indicate that the risk factor disclosure begins on page 2. Yet, such disclosure actually begins on page 3. Please revise your disclosure accordingly. Refer to Item 501(b)(5) of Regulation S-K. This comment applies to your disclosure elsewhere in the prospectus (e.g. on page 1, where you indicate that risk factors begin on page 8).

Prospectus Summary

Our company, page 1

3.   You indicate that you "expect to earn $120,000 from [your] business activities" in the next 12 months. Please enhance your disclosure to provide a reasonable basis for your stated expectation regarding future revenues, or revise accordingly. In your response letter and with a view to disclosure, tell us the dollar value and nature of existing commitments from customers for the purchase of your goods or services during the next twelve months.

Foreign Exchange Rate Fluctuations May Adversely Affect Our Business, page 4

4.   We note that you "intend to market and sell [y]our products and services in North America and Europe" and your discussion of potential adverse impact of foreign currency translation on your operations. While your reporting currency is disclosed as being in US dollars (F-9), you have not identified your functional currency or currencies within your risk factor disclosures. Further, we note from the first risk factor on page 5 that you expect most of your revenues will be generated outside of the US and from disclosures on page 16 that you currently operate in Russia. Please ensure that your risk factor disclosures are consistent in discussing where the company intends to conduct operations and the currencies which pose risk to the company's operations.

Risk Factors

General

5.   Please include a risk factor alerting investors that until your common stock is registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. In the risk factor, explain how the reporting obligations of a Section 15(d) filer vary from those imposed on fully reporting entities.

6.   Please insert a risk factor addressing the fact that the company is not raising any money in this offering, but has agreed to pay offering expenses estimated at $12,153.48. Accordingly, we would expect such risk factor to alert investors to the fact that the company may be in worse financial condition following this offering than it was prior to commencement of the offering.

"We will incur increased costs as a result of being a public company…," page 4

7.   Expand the final paragraph on page 4 to state the minimum additional costs you expect to incur as a result of your status as a public company during your first year of operations as such. Briefly reference the requirement that you conduct annual evaluations of the effectiveness of your disclosure controls and procedures as well as the effectiveness of

internal controls over financial reporting following commencement of the offering and address the uncertainties in regards thereto.

Special Note Regarding Forward-Looking Statements, page 8

8.   Please remove the reference to "trends in the water treatment systems industry" or advise.

Liquidity and Capital Resources, page 19

9.   Disclose whether your planned operations during the next twelve months are expected to require additional funding, and if so, state the minimum amount of required funding. To the extent you perceive a deficiency in currently available or contractually committed funds for funding operations during the next twelve months, state the minimum period of planned operations that the currently available and contractually committed funds will enable you to fund. Refer to Item 303(a)(1) of Regulation S-K. Address the legal and accounting expenses you will expect to regularly incur upon becoming a public company and the impact such expenses will have on your results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Industry Overview

Competitors, page 24

10.   Please advise what consideration you gave to discussing how your lack of meaningful revenue, minimal operating experience and limited financial condition affect your ability to compete against other businesses providing similar products and services.

Directors, Executive Officers and Control Persons, page 25

11.   Based on your disclosure, it appears as though Mr. Koval and Ms. Islyntieva are each currently involved in other businesses. Please specify the minimum amount of time per week each such executive officer devotes to the business of the company. Consider adding a risk factor that alerts investors to a potential conflict of interest and disclose any policies or procedures for the review and approval of any transactions that may cause a conflict of interest.

Security Ownership of Certain Beneficial Owners and Management Transactions with Related Persons, Promoters and Certain Control Persons, page 29

12.   We note that beneficial ownership information has been provided as of October 31, 2010. In your next amendment, please ensure that such information is updated and provided as of the most recent practicable date.   Refer to Item 403 of Regulation S-K.

13.   Please identify the promoters of the company and disclose all transactions involving such persons required by Item 404(d)(2) and Item 401(g) of Regulation S-K. Refer to the definition of "promoter" in Rule 405 of Regulation C.

14.   Expand this or another appropriate section of the prospectus to disclose the number of record holders of your common stock, as of the most recent practicable date. See paragraph (b) of Item 201 of Regulation S-K.

Additional Information, page 31

15.   With respect to your statements that you will be subject to "the reporting and other requirements of the Exchange Act" and your intention to furnish shareholders annual reports, please tell us what consideration you have given to informing stockholders of the conditions in which your obligations to file periodic reports with the Commission will be suspended and the effect that such a suspension may have on potential investors. To the extent that you have a small number of current shareholders, consider whether risk factor disclosure of the possibility of the suspension of your reporting obligations under Section 15(d) of the Exchange Act is necessary or appropriate.

Notes to the Consolidated Financial Statements

Note 1 – Organization and Operations, page F-7

16.   Please disclose, if true, that all operations to date have taken place in Russia. Expand your disclosure to clarify where and how your business operates. In this regard, we note from the cover of your filing that your principal offices are located in Phoenix, Arizona, however, on page 25 you state that you do not hold, nor do you have leasehold interest in, any property. Please reconcile this statement with the fact that your balance sheet reflects a "prepaid rent" line item. Further, we note from page 16 that you have three full time employees but you do not disclose where they are located. Confirm that they are located in Russia or explain how your company conducts its operations remotely.

Note 2 – Summary of Significant Accounting Policies

Foreign currency transactions, page F-9

17.   We note that your reporting currency is the US dollar, however, it is unclear what your functional currency is and how this accounting policy is used in practice. Please revise or advise.

Part II. Information Not Required in Prospectus

Undertakings

18.   We note that you have included the undertaking specified in Item 512(a)(6) of Regulation S-K, which refers to primary offerings of securities by an issuer. However, this undertaking does not appear to apply to this offering. Please advise or revise your disclosure to remove the undertaking.

Exhibits

General

19.   Please provide a list of all the subsidiaries of the company, the jurisdiction of incorporation of each subsidiary, and the names under which such subsidiaries do business pursuant to Item 601(b)(21) of Regulation S-K. We note the reference to the Canadian subsidiary on page 3, for example.

Exhibit 10.27

20.   The agreement with Urban Bliss Solutions, dated December 3, 2010, references schedules containing material terms of service and pricing which have not been provided. With your next amendment, please file a complete copy of the agreement, including any exhibits or schedules thereto, or advise.

Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding the financial statements and related matters. If you have any other questions regarding these comments, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief